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- EX-99.1.

RESPONSE TO DISCLOSURE INQUIRY REGARDING REPORTS ON ENTERING STEEL INDUSTRY IN
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VIETNAM.
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The Company considers entering into Vietnam but has not decided any details yet.
If details are decided, they will be disclosed within February 10, 2007